March 2013 Pricing Sheet dated March 6, 2013 relating to Preliminary Pricing Supplement No. 654 dated March 4, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Jump Securities due March 11, 2015 Based on the Performance of the Common Stock of Apple Inc.
PRICING TERMS – MARCH 6, 2013
Issuer:	Morgan Stanley
Issue price:	$10 per security
Stated Principal Amount:	$10 per security
Pricing date:	March 6, 2013
Original issue date:	March 11, 2013 (3 business days after the pricing date)
Maturity date:	March 11, 2015
Valuation date:	March 6, 2015, subject to postponement for non-trading days and certain market disruption events
Underlying shares:	Common Stock of Apple Inc. (“Apple Stock”)
Aggregate principal amount:	$10,479,070
Payment at maturity:
If the final share price is greater than the initial share price:
$10 + the upside payment
If the final share price is less than or equal to the initial share price:
$10 × share performance factor
This amount will be less than the stated principal amount of $10 by an amount that is proportionate to the percentage decrease in the price of Apple Stock over the term of the securities.  You may lose your entire initial investment in the securities.

Share percent change:	(final share price – initial share price) / initial share price
Upside payment:	$4.25 per security (42.50% of the stated principal amount)
Share performance factor:	final share price / initial share price
Initial share price:	$425.65, which is the closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the valuation date times the adjustment factor on such date
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting Apple Stock
CUSIP / ISIN:	61761M722 / US61761M7222
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$10	$0.225	$9.775
Total	$10,479,070	$235,779.08	$10,243,290.92
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and  “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 654 dated March 4, 2013
Prospectus Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.